EXHIBIT 99.1

                                  SCHEDULE 11

         NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1) Name of company
Cambridge Antibody Technology


2) Name of director
John Aston


3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
As in 2 above



4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
Greenwood Nominees

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s) Greenwood Nominees is a CREST account in the name of John Aston


6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary Exercise of 45,481 share options and sale of 43,109 shares of that 45,481 shares granted under the Unapproved Executive Option Scheme


7) Number of shares/amount of
stock acquired
45,481


8) Percentage of issued class
0.12%


9) Number of shares/amount of stock disposed
43,109


10) Percentage of issued class
0.12%


11) Class of security
Ordinary 10p shares


12) Price per share
(pound)3.30

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13) Date of transaction
11 April 2003


14) Date company informed
11 April 2003


15) Total holding following this notification
35,689


16) Total percentage holding of issued class following this notification
0.1%


If a director has been granted options by the company please complete the following boxes

17) Date of grant



18) Period during which or date on which exercisable



19) Total amount paid (if any) for grant of the option



20) Description of shares or debentures involved: class, number



21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22) Total number of shares or debentures over which options held following this notification



23) Any additional information None


24) Name of contact and telephone number for queries
Diane Mellett


25) Name and signature of authorised company official responsible for making this notification
Diane Mellett, Company Secretary



Date of Notification 14 April 2003